# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Polestar Automotive Holding UK PLC, CIK 0001884082
CUSIP: 732105952
Title of class of securities: Class A American Depositary Shares
Address of issuer's principal executive offices: Assar Gabrielssons Vag 9, Goteborg, Sweden (V7), 31
Date of event which requires filing of this statement: 12/23/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001274981

## Reporting persons
- NATIXIS: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 7,755,946; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 7,755,946 (8.4% of the class)
  Comment: Note to Row 5: Each Class A ADS represents thirty (30) Class A Ordinary Shares, par value $0.01 each.
  
  Note to Row 11: Based on (i) 2,745,231,600 Class A Shares in the form of 91,507,720 Class A ADSs and (ii) 29,892,570 Class B Shares in the form of 996,419 Class B ADSs outstanding on December 23, 2025, as disclosed to the Reporting Person by the Issuer. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

## Item 1. Issuer
Name of issuer: Polestar Automotive Holding UK PLC
Address of issuer's principal executive offices: Assar Gabrielssons Vag 9 Gothenburg, V7, 405 31

## Item 2. Person Filing
Name of person filing: NATIXIS
Address of principal business office or, if none, residence: 7 Promenade Germain Sablon - 75013 PARIS - France
Citizenship: France

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Bank

## Item 4. Ownership
Amount beneficially owned: 7,755,946
Percent of class: 8,4%
Sole power to vote or to direct the vote: 7,755,946
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to QII is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- NATIXIS: Anne SABOT, CFO (02/05/2026)